UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C 20549


                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

                   Nexar Technologies, Inc.
                       (Name of Issuer)

            Common Stock, $.01 par value per share
                (Title of Class of Securities)

                         65332P 10 6
                        (CUSIP Number)

                      Brian W. Pusch, Esq.
                 Law Offices of Brian W Pusch
                        Penthouse Suite
                      29 West 57th Street
                    New York, New York 10019
                         (212) 980-0408
 (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         April 20, 1998
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 65332P 10 6
     1)     Name of Reporting Persons: Advantage Fund Limited

            S.S. or I.R.S. Identification Nos. of Above
            Persons:  None
     2)     Check the Appropriate Box if a Member of a Group
              (see Instructions)
              (a)
              (b)
     3)     SEC Use Only
     4)     Source of Funds (See Instructions): N/A
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     6)     Citizenship or Place
            of Organization:  British Virgin Islands
Number of
Shares Bene-    (7) Sole Voting Power:
ficially        (8) Shared Voting Power:  495,700
Owned by        (9) Sole Dispositive Power:
Each Reporting  (10) Shared Dispositive Power:  495,700
Person With
     11)     Aggregate Amount Beneficially Owned by Each
             Reporting Person:  495,700
     12)     Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares
             (See Instruction):
     13)     Percent of Class Represented by Amount in
             Row (11):  4.95%
     14)     Type of Reporting Person
             (See Instructions):   CO


CUSIP No. 65332P 10 6
     1)     Name of Reporting Persons:
              Genesee International, Inc.

            S.S. or I.R.S. Identification Nos. of Above
            Persons:
     2)     Check the Appropriate Box if a Member of a Group
              (see Instructions)
              (a)
              (b)
     3)     SEC Use Only
     4)     Source of Funds (See Instructions):  N/A
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     6)     Citizenship or Place of Organization:  Delaware
Number of
Shares Bene-     (7) Sole Voting Power:
ficially         (8) Shared Voting Power:  495,700
Owned by         (9) Sole Dispositive Power:
Each Reporting  (10) Shared Dispositive Power:  495,700
Person With
     11)  Aggregate Amount Beneficially Owned
          by Each Reporting Person:  495,700
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction):
     13)  Percent of Class Represented by Amount in
          Row (11):  4.95%
     14)  Type of Reporting Person (See
          Instructions):   CO


CUSIP No. 65332P 10 6
     1)     Name of Reporting Persons: Donald R. Morken

            S.S. or I.R.S. Identification Nos. of Above
            Persons:
     2)     Check the Appropriate Box if a Member of a Group
              (see Instructions)
              (a)
              (b)
     3)     SEC Use Only
     4)     Source of Funds (See Instructions):  N/A
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     6)     Citizenship or Place of Organization:
              United States
Number of
Shares Bene-     (7) Sole Voting Power:
ficially         (8) Shared Voting Power:          495,700
Owned by         (9) Sole Dispositive Power:
Each Reporting  (10) Shared Dispositive Power:     495,700
Person With
     11)     Aggregate Amount Beneficially Owned by Each
             Reporting Person:  495,700
     12)     Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares
             (See Instruction):
     13)     Percent of Class Represented by Amount in
             Row (11):  4.95%
     14)     Type of Reporting Person
             (See Instructions):   IN


AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to the Schedule 13D filed January 20, 1998 by the Reporting Persons (the "Initial Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Nexar Technologies, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings given them in the Initial Statement. This Amendment No. 1 is being filed by the Reporting Persons to report the recent sales of shares of Common Stock by Advantage Fund Limited, a British Virgin Islands corporation (the "Fund"), as a result of which each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock, and, thus will no longer be subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 amends the Initial Statement as follows:


Item 2.  Identity and Background.

       (a) This Amendment No. 1 is being filed on behalf of the Fund, Genesee International, Inc., a Delaware corporation ("Genesee"), and Donald R. Morken ("Mr. Morken"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Amendment No. 1 has been provided by such Reporting Person.

          Set forth below is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1)     The Fund.  The executive officers and
directors of the Fund are:

     Name                             Title

     W.R. Weber                       President
     J.M.S. Verhooren                 Vice President
     Trust Company of Willemstad NV   Treasurer
     Inter Caribbean Services Ltd.    Secretary;
                                      Director
     Donald R. Morken                 Director
     Tortola Corporation Company Ltd. Director

     The Fund's principal business is serving as a privately held investment fund engaged in securities investing and trading. The present principal occupation and employment of Messrs. Weber and Verhooren is Senior
Account Manager and Managing Director, respectively, of
CITCO Fund Services (Curacao) N.V., whose principal business is fund administration, and whose business address is Kaya Flamboyan 9, Curacao, Netherlands
Antilles. Each of such natural persons is a citizen of The Netherlands. The present principal occupation and employment of Mr. Morken is serving as an officer or the general partner of the following entities which provide investment management services to various investment funds: Genesee; MCM Partners, a Washington limited partnership ("MCM"); and DRE Partners, a Washington limited partnership ("DRE"). Mr. Morken is a citizen of the United States.

     The business address of the Fund and Messrs. Weber and Verhooren is c/o CITCO, Kaya Flamboyan 9, Curacao,
Netherlands Antilles. The business address of each of Mr. Morken, MCM and DRE is 10500 N.E. 8th Street, Suite
1920, Bellevue, Washington 98004-4332.

     Trust Company of Willemstad NV is a Netherlands corporation, its principal business is providing business administrative services, and its business address is Kaya Flamboyan 9, Curacao, Netherlands
Antilles.  Inter Caribbean Services Ltd. is a British
Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O.
Box 662, Road Town, Tortola, British Virgin Islands.
Tortola Corporation Company Ltd. is a British Virgin
Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662,
Road Town, Tortola, British Virgin Islands.

     (2) Genesee. The executive officers and directors of Genesee are:

     Name                 Title

     Donald R. Morken     President and Treasurer;
                          Director
     Sonya A. Prata       Vice President and
                          Secretary;
                          Director

     Genesee's principal business is serving as investment manager for the Fund and other investment funds. The present principal occupation, employment and citizenship of Mr. Morken is stated in Item 2(a)(1).
The present principal occupation of Sonya A. Prata ("Ms.
Prata") is as a student. Ms. Prata is a citizen of the United States.

     The business address of Genesee is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands. The business address of Mr. Morken is stated in Item 2(a)(1). The residence address of Ms.
Prata is 15906 136th Avenue East, Puyallup, Washington
98374.

     (3) Mr. Morken. Mr. Morken is the President, a director and the controlling stockholder of Genesee.
His daughter, Ms. Prata, is the only other stockholder of Genesee. Other information with respect to Mr.
Morken is set forth in Items 2(a)(1) and 2(a)(2).

          (b)     During the last five years, none of the
persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (c) During the last five years, none of the persons listed in Item 2(a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer.

     (a) This Amendment No. 1 is being filed to report the sales by the Fund of shares of Common Stock as set forth in Item 5(c). As a result of such sales, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and, thus will no longer be subject to the reporting requirements of Section 13(d) of the Exchange Act. As of the date of this Amendment No. 1, the Fund is the direct beneficial owner of 495,700 shares of Common Stock (the "Shares"). The Shares represent approximately 4.95% of the outstanding shares* of Common Stock.

   * 10,009,005 shares of Common Stock were reported as outstanding as of February 28, 1998 in the Issuer's
     Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     (b) Genesee, in its capacity as investment manager for the Fund, shares with the Fund the power to direct the disposition and direct the vote of the Shares owned directly by the Fund. Mr. Morken, by reason of his position as the President and Treasurer, a director and the controlling stockholder of Genesee, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Shares. Except as described in Item 5(a) and in this Item 5(b), no other person identified in Item 2(a) has or shares the power to dispose or the power to vote the Shares.

     (c) Exhibit 1 hereto describes transactions in the shares of Common Stock effected during the past 60 days by the Fund. Except as set forth on Exhibit 1, there have been no transactions in shares of Common Stock by any of the persons identified in Item 2(a) during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Fund.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on April 20, 1998.


Item 7.  Material to Be Filed as Exhibits.

          The following is filed herewith as an exhibit to this Amendment No. 1:

Exhibit No.

1.     Information concerning transactions in the Common
Stock effected by the Fund in the past 60 days.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1998

                    ADVANTAGE FUND LIMITED



                    By:   /s/ W.R. Weber
                         Name:  W.R. Weber
                         Title:  President



                    GENESEE INTERNATIONAL, INC.



                    By:  /s/ Donald R. Morken
                         Name:  Donald R. Morken
                         Title:  President



                        /s/ Donald R. Morken
                        Donald R. Morken


                                               Exhibit 1
                                               ---------

The following table sets forth certain information concerning the shares of Common Stock sold by the Fund during the past
60 days. All sales were made through transactions effected on the Nasdaq National Market.

Date         No. of Shares         Price Per
                                   Share (exclusive
                                   of commissions)

2/23/98      2,000                $3.7500
             6,000                 3.8125
             1,000                 3.8750

2/24/98      5,200                 3.8750

2/27/98      2,000                 3.7500
             2,000                 4.0000
             2,000                 4.0625
             2,000                 4.1250
             2,000                 4.1875
             2,000                 4.3750
             2,000                 4.4375

3/1/98       1,000                 4.4375

3/4/98       1,000                 4.0625
             2,000                 4.1250

3/10/98      3,000                 3.7500

3/19/98     15,000                 3.8125
             6,000                 3.8750

3/24/98      3,000                 3.5000

4/9/98       2,000                 3.0625

4/13/98        900                 3.0000

4/16/98      5,000                 2.5000

4/17/98      4,000                 3.0000
             4,000                 3.0625
             3,000                 3.1563
            49,000                 3.1875
            17,200                 3.2500
             5,000                 3.5000
             6,000                 3.6250
             6,000                 3.6875

4/20/98      9,000                 2.7500